

Mail Stop 3628

March 12, 2009

Via Facsimile and U.S. Mail

Mr. Scott D. Howarth
President and Chief Executive Officer
Integrated Silicon Solution, Inc.
1940 Zanker Road
San Jose, CA 95112

> **RE: Integrated Silicon Solution, Inc.**
> **Schedule TO-I**
> **Filed March 2, 2009**
> **File No. 5-55171**

Dear Mr. Howarth:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange
Risks of Participating in the Offer, page 10

1.   We note your statement where you refer to "forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934." Please revise your document to clarify that forward-looking statements made in connection with

your exchange offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995. Please also make similar revisions in future press releases and filings.

Determination of validity; rejection of options; waiver of defects; no obligations to give notice of defects, page 29

2.   We note your disclosure indicating that your determination of certain events will be "final and binding on all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations, and make corresponding revisions to the "Conditions of the offer" section of the offer document.

Conditions of the offer, page 31

3.   We note your disclosure in the last paragraph of this section where you provide that your "failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights." This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Legal matters; regulatory approvals, page 44
Miscellaneous, page 48

4.   We note your disclosure in the second full paragraph on page 44 under the heading "Legal matters; regulatory approvals" that you will not grant any new options if you are prohibited by applicable laws or regulations from granting new options. We also note similar disclosure you provide on page 20 under the heading "Miscellaneous" where you disclose that options will not be accepted from option holders residing in jurisdictions where it would violate that jurisdiction's laws. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

Extensions of offer; termination; amendment, page 45

5.   We note your disclosure in the first full paragraph on page 46 where you state that your reservation of "the right to *delay our acceptance* and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) . . . ." (Emphasis Added). Please clarify your disclosure to indicate that your right to delay your acceptance of options is in connection with your right to extend the period of time during which the offer is open.

Schedule B: Financial Information of Integrated Silicon Solution, page B-1

6.   The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: J. Robert Suffoletta, Esq.
     Wilson Sonsini Goodrich & Rosati
       Professional Corporation
     900 S. Capital of Texas Highway
     Las Cimas, Fifth Floor
     Austin, TX 78746